PRIMUS ASSET MANAGEMENT, INC.	360 MADISON AVENUE • 23RD FLOOR
NEW YORK, NEW YORK • 10017
212.697.3150 • FAX 212.697.3731

June 13, 2008

Thomas W. Jasper

Dear Tom:

This amended and restated letter agreement (the “Letter Agreement”) sets forth the terms and conditions of your continued employment with Primus Asset Management, Inc., a Delaware corporation (the “Company”).

1.

Term. The initial term of your employment under this Letter Agreement will begin on May 1, 2008 (the “Effective Date”) and continue until the third anniversary date thereof (the “Initial Term”). Following the Initial Term, your employment under this Letter Agreement will be automatically extended for one-year periods (each, an “Additional Term”), unless you provide the Company, or the Company provides you, with at least 6 months advance written notice prior to the end of the Initial Term or any Additional Term that this Letter Agreement will terminate. The period from the Effective Date until such anniversary date with respect to which notice is provided will be referred to as the “Term,” and the period during which you are employed by the Company pursuant to this Letter Agreement will be referred to as the “Employment Period.”

2.

Position; Duties. You will continue to hold the position of Chief Executive Officer of Primus Guaranty, Ltd (“PGL”). You will report to the Board of Directors of the Company, and will perform such duties as may be specified by the Board from time to time not inconsistent with your position as Chief Executive Officer. You agree to use your best efforts to perform such duties faithfully, to devote all of your working time to the business of the Company and its subsidiaries and affiliates, and while you remain employed by the Company, you will not engage in any other business activity that is in conflict with your duties and obligations to the Company and its subsidiaries and affiliates. During the Employment Period, the Company agrees to cause PGL to nominate you to serve as a member of its Board of Directors, provided that following a Change in Control (as defined in Section 7(i) below), the Company shall have no such obligation.

3.

Base Salary. During the Employment Period you will be paid a base salary at an annual rate of $600,000, payable in accordance with the normal payroll practices established by the Company (“Base Salary”). Your Base Salary will be reviewed at least once in each calendar year, starting in 2009, and may be subject to upward (but not downward) adjustment.

4.

Annual Bonus. With respect to each fiscal year of the Company that ends during the Employment Period, you will have an opportunity to earn a bonus of 200% of your Base Salary based on targeted level of performance (the “Annual Bonus”). Your Annual Bonus will primarily be based on the achievement of certain performance objectives that are established pursuant to the PGL Annual Performance Bonus Plan, or such other plan as may be in effect from time to time. The Annual Bonus will be paid in such combination of cash and an award based on shares of PGL (“Shares”) as determined by the Compensation Committee of PGL in its discretion, after consultation with you. Although it is expected that 50% of the Annual Bonus will generally be paid in cash and 50% will be paid in the form of Shares or Share units subject to 3-year vesting, the actual Annual Bonus paid to you may deviate from that form or percentage. The cash portion of the Annual Bonus for a fiscal year will be payable in the following year as soon as practicable following the release of financial statements for such fiscal year (the “Cash Bonus Payment Date”). Except as provided in Section 7 below, the cash portion of the Annual Bonus will not be paid to you unless you remain employed by the Company through the date of payment.

5.	Equity Awards.

(a) Long Term Incentives. On or about each of the first three anniversaries of the Cash Bonus Payment Date, you will receive a long term incentive award with a value equal to $1,600,000, for a total award value of $4,800,000 (the “Long Term Incentive”). Fifty percent (50%) of the Long Term Incentive will be in the form of either performance shares (“Performance Shares”) or options to purchase Shares (“Options”). Performance Shares will be valued based on the market price on the date of grant of the number of Performance Shares payable at target level of performance. The number of Performance Shares actually delivered will depend on attainment of performance goals, determined by the Compensation Committee of PGL. Options will be valued based on the Black Scholes value of such Options on the date of grant with an exercise price equal to the fair market value on the date of grant. The Performance Shares will be granted pursuant to the Incentive Plan and will cliff vest on the third anniversary of the grant date, based on achievement of certain return on equity targets to be mutually determined by you and the Company, provided you remain employed by the Company through the applicable vesting date (except as provided in Section 7(c)). The remaining fifty percent (50%) of the Long Term Incentive will be in the form of a restricted stock unit (each, an “RSU”) or Options. RSUs will be valued based on the market price of a Share on the date of grant, and the Options will be valued based on the Black Scholes value of such Options on the date of grant with an exercise price equal to the fair market value on the date of grant. The RSUs or Options, as applicable, will be granted pursuant to the Incentive Plan and will vest 1/3 on each of the three anniversaries of the grant date, provided you remain employed by the Company through the applicable vesting date (except as provided in Section 7(c)). The RSUs will be settled in Shares upon vesting. During the Employment Period, the Compensation Committee of PGL may grant you additional annual and/or long term incentive awards at its discretion.

(b) Change in Control. Notwithstanding anything herein, the Incentive Plan or any award agreement to the contrary, upon a Change in Control, each Stock Award (including any theretofore granted Long Term Incentive) then-outstanding shall immediately vest (assuming the targeted level of performance would have been achieved, where applicable), and shall be treated in accordance with the terms of the plans pursuant to which they were granted.

6.

Benefits. During the Employment Period, the Company will provide you with such vacation, fringe benefits and insurance coverages that it will establish for its senior executives and their families, including coverages for medical, dental, prescription drugs, vision, death and disability. You will also be entitled to participate in any future executive compensation plans established by the Company or PGL at a level commensurate with your position with the Company, other than the PGL Senior Management Severance Pay Plan.

7.	Termination.

(a) Generally. Notwithstanding the Term of this Letter Agreement, your employment with the Company will be at-will, meaning that you will be free to resign from the Company and the Company will be free to terminate your employment at any time. Upon any such termination or resignation during or upon expiration of the Term, you will be entitled to any Base Salary earned and accrued but not yet paid, any reimbursable business expenses incurred but not yet reimbursed, and any benefit to which you (or members of your family) may be entitled to under the Company’s benefit plans as of the date of termination. In addition, except as provided below, any Stock Award (as defined below) that is an option and that is or becomes vested upon your termination of employment shall remain exercisable for the 90 day period following such termination of employment, subject to the terms of the applicable plan pursuant to which such share option was granted; provided, however, that if such termination is initiated by the Company for Cause, all options shall immediately terminate.

(b) Death/Disability. In addition to the entitlements set forth in subparagraph (a) above, in the event that, prior to expiration of the Term, your employment terminates on account of your death or is terminated by the Company on account of your Disability, the Company will make a cash payment to you or your beneficiaries, as applicable, equal to (i) if such termination occurs after the end of a fiscal year and before the Cash Bonus Payment Date in respect of such year, the Annual Bonus, if any, that would have been payable for such fiscal year, to the extent such Annual Bonus has not already been paid, and (ii) the Annual Bonus, if any, that would have been paid to or earned by you for the fiscal year in which such termination occurs, determined as if applicable performance targets were achieved at 100%, payable at such time and in such amount that would have been paid had your employment not so terminated, multiplied by a fraction, the numerator of which is the number of days in the fiscal year that you were employed by the Company prior to your date of termination, and the denominator of which is 365 (the “Prorated Bonus”). In addition, any award relating to Shares, or any securities or other consideration into which such Shares are converted in connection with a Change in Control, whether granted pursuant to the Incentive Plan or otherwise (a “Stock Award”) outstanding at the time of your termination of employment that would have become vested solely by reason of your having remained employed by the Company (a “Service-Based Stock Award”) shall become fully vested. Any Stock Award that would have become vested by reason of both your having remained employed by the Company through the end of a specified performance period, and the Company or PGL achieving a pre-established level of performance during such performance period (a “Performance-Based Stock Award”), shall vest on the assumption that targeted level of performance would have been achieved, and such vesting shall be prorated to reflect the portion of the performance period that you were actually employed. Any Stock Award that is an Option and that is or becomes vested upon your termination of employment by reason of your death or Disability shall remain exercisable for the one year period following such termination of employment, subject to the terms of the applicable plan pursuant to which such option was granted.

(c) Terminations Triggering Severance. In addition to the entitlements set forth in subparagraph (a) above, in the event that (x) your employment is terminated by the Company for any reason other than for Cause or your Disability prior to expiration of the Term, or (y) you terminate your employment for Good Reason prior to expiration of the Term, you will be entitled to receive the severance benefits described in subparagraph (d) below.

(d) Severance Benefits. Upon a termination of your employment described in subparagraphs (c) above, and subject to satisfaction of the conditions set forth in subparagraph (f) below, the Company will (i) make a cash payment to you equal to two (2) times the sum of your Base Salary and Annual Bonus (assuming achievement of targeted level of performance) in effect at the time of such termination of employment, one-half of which shall be payable in accordance with the Company’s normal payroll practices over the one year period following your termination of employment, and the remainder of which shall be payable in one lump sum at the end of such one year period, (ii) make a cash payment to you equal to the Prorated Bonus, (iii) if such termination occurs after the end of a fiscal year and before the Cash Bonus Payment Date in respect of such year, make a cash payment to you equal to the Annual Bonus, if any, that would have been payable for such fiscal year, to the extent such Annual Bonus has not already been paid, (iv) continue health coverage for the two year period following such termination of employment on the same basis that such coverage is provided to senior executives of the Company and their families during such period, and (v) vest, on the first anniversary of such termination, all Service-

Based Stock Awards (including any theretofore granted Long Term Incentive) that are unvested and outstanding at the time of such termination, and any such Options shall remain exercisable for the one year period following the first anniversary of your termination of employment, and if such termination occurs within the 24 month period following a Change in Control, vest, on the first anniversary of such termination, all Performance-Based Stock Awards (including any theretofore granted Long Term Incentive) on the assumption that targeted level of performance would have been achieved, provided that such vesting shall be prorated to reflect the portion of the performance period that you were actually employed. Except as provided in this Section 7(d), in the event that your employment is terminated pursuant to Section 7(c), any amounts payable to you under Section 7(d) shall be paid to you immediately following your date of termination; provided, however, that in the event your employment is terminated pursuant to Section 7(c) and you are a “specified employee” within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company as in effect on the date of termination), any amounts that would otherwise be payable under this Section 7(d) on account of your termination of employment (other than in the event of your death, in which case such amounts shall be paid as soon as reasonably practicable following your death) during the six-month period immediately following the date of your “separation from service” within the meaning of Section 409A of the Code shall be paid to you on the first business day after the date which is six months following your “separation from service” (the “Delayed Payment Date”).

(e) Expiration of the Term. If your employment with the Company is terminated upon expiration of the Term, i.e. upon the end of the Initial Term or any Additional Term, regardless of which party provided the notice or initiated the termination (except where expiration of the Term occurs within 24 months following a Change in Control pursuant to notice that is provided by the Company following a Change in Control pursuant to Section 1 above), you shall not be entitled to the severance benefits described in subparagraph (d) above, but (i) if such termination occurs after the end of a fiscal year and before the Cash Bonus Payment Date in respect of such year, you shall be entitled to the Annual Bonus, if any, that would have been payable for such fiscal year, to the extent such Annual Bonus has not already been paid, and (ii) you shall immediately vest in each Service-Based Stock Award outstanding at the time of such termination of employment, and any such Options shall remain exercisable for the one year period following the date of termination of employment. Any Performance Based Stock Award (including the portion, if any, of the Long Term Incentive Award granted prior to your date of termination) shall continue to vest on the same basis as such awards would have vested had you been employed for the period commencing on the date of such termination and ending on the date that you engaged in Competitive Activities (as defined in Section 12 below), subject to the achievement of the relevant performance objectives. If your employment with the Company is terminated upon expiration of the Term, i.e. upon the end of the Initial Term or any Additional Term within 24 months following a Change in Control pursuant to notice that is provided by the Company following a Change in Control pursuant to Section 1 above, you shall be treated as if you were terminated pursuant to Section 7(c) above.

(f) Conditions. Your entitlement to receive, or continue to receive, the severance benefits, vesting and extended exercisability set forth in subparagraphs (d) and (e) above shall be conditioned upon (i) your execution of a release of claims in favor of the Company and its subsidiaries and affiliates in substantially the form attached as Exhibit C, and such release becoming irrevocable, as provided in such release, and (ii) your compliance with Sections 9 through 13 below. In the event of your breach of any of the provisions of such Sections, no further severance payments or benefits will be provided, and any unvested Stock Awards shall be immediately forfeited.

(g) No Mitigation. The amount and duration of the severance payments provided in subparagraph (d) above shall not be subject to a duty to mitigate and shall not be reduced by the amount of compensation that you receive from another employer, whether as a director, employee or consultant; provided, however, the Company’s obligation set forth above to continue your health coverages will terminate no later than the date you become eligible for comparable coverage under another group health plan, and you agree to notify the Company of your eligibility for any such coverage.

(h) Offset. The Company may offset from any amount payable under subparagraph (d) above any amount you owe to the Company or any of its subsidiaries and affiliates.

(i) Definitions. For purposes of this Letter Agreement, the following terms shall have the meaning set forth below:

“Cause” shall mean a finding by of a majority of the Company’s Board of Directors (excluding you, if you are a director) at a meeting in which you will have an opportunity to participate that you have:

(i)

materially failed, refused or neglected to perform your job functions (other than by reason of a physical or mental impairment) that continued after you have been provided adequate and specific notice thereof;

(ii)

failed to comply with any material term of this Letter Agreement or any material term of any written Company policy that is applicable and has been communicated to you, which failure continued after you have been provided adequate and specific notice thereof;

(iii)	committed an act of fraud or embezzlement against the Company or its subsidiaries and affiliates; or
(iv)	been convicted of, or entered a plea of guilty or nolo contendere to, a felony or misdemeanor involving moral turpitude.

“Disability” shall mean your continuous inability by reason of a physical or mental illness, injury or impairment to perform the duties assigned to you for a period of six consecutive calendar months.
“Change in Control” shall mean:
(i)

In any twelve (12) month period, the acquisition by any “Person” (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the “Exchange Act”)), excluding PGL or any of its subsidiaries or any employee benefit plan sponsored by any of the foregoing, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of PGL representing, immediately following such acquisition, 30% or more of the voting power with respect to the election of directors;

(ii)

In any twelve (12) month period, the cessation for any reason of the individuals who constitute the Board of Directors of PGL (the “Incumbent Board”) to constitute at least a majority of the members of the Board of Directors of PGL, provided that any individual becoming a director whose election, or nomination for election by PGL’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than any individual whose nomination for election to membership on PGL’s Board of Directors was not endorsed by PGL’s management prior to, or at the time of, such individual’s initial nomination for election) shall be, for purposes of this Letter Agreement, considered as though such person were a member of the Incumbent Board; or

(iii)

the consummation of a merger, consolidation, recapitalization, reorganization, sale or disposition of all or a substantial portion of the PGL’s assets, a reverse stock split of outstanding voting securities, or the issuance of shares of stock of PGL in connection with the acquisition of the stock or assets of another entity, provided, however, that a Change in Control shall not occur under this clause (iii) if consummation of the transaction would result in more than 50% of the total voting power with respect to the election of directors represented by the voting securities of PGL (or, if not PGL, the entity that succeeds to all or substantially all of PGL’s business) outstanding immediately after such transaction being beneficially owned by all or substantially all of the holders of outstanding voting securities of PGL immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction.

“Good Reason” shall mean:
(i)	any material breach by the Company of its obligations under this Letter Agreement, after you have given the Company written notice and an opportunity to cure such breach;
(ii)

a material and adverse diminution of your job duties or responsibilities as Chief Executive Officer of the Company, taking into account the Company’s size, status as a public company and capitalization as of the date of this Letter Agreement, after you have given the Company written notice and an opportunity cure such change or diminution; or

(iii)	a relocation of your principle place of employment by more than 50 miles from New York City.
8.	Special Tax Gross-Up

(a) Gross-Up. The Company will pay to you an amount (the “Gross-Up Payment”) that, on an after-tax basis (including federal income and excise taxes, social security and Medicare taxes and state and local income taxes) equals the excise tax imposed on you under Section 4999 of the Code (the “Excise Tax”) by reason of amounts payable under this Letter Agreement, as well as other amounts payable outside this Letter Agreement by the Company or any of its subsidiaries and affiliates that are described in Section 280G(b)(2)(A)(i) of the Code. For purposes of this subsection, you shall be deemed to pay federal, state and local income taxes at the highest marginal rate of taxation. The Gross-Up Payment shall in all events be paid by the Company to you by the end of your taxable year next following your taxable year in which the Excise Tax (and any income or other related taxes or interest and penalties thereon) is remitted by you to the appropriate taxing authorities.

(b) Cut-Back. Notwithstanding Section 8(a), no payment shall be made thereunder, and amounts payable under this Letter Agreement and, if necessary, amounts payable outside of this Letter Agreement by the Company or any of its subsidiaries and affiliates that are described in Section 280G(b)(2)(A)(i) of the Code, shall be reduced to the extent necessary to avoid any portion of any such payment being treated as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code if, after such reduction, you would retain 90% of the amount that would otherwise be payable without regard to this Section 8(b). Reductions to be made under this Section 8(b) shall first be applied to amounts payable in cash, then to non-cash benefits other than acceleration of vesting, and then to acceleration of vesting.

(c) Determinations. Determinations of the Excise Tax and the amount of the Gross-Up Payment or reduction to be made pursuant to Section 8(a) or (b) shall be made by the Company. If it is subsequently determined by the Internal

Revenue Service (“IRS”) that the Excise Tax is greater than the amount so determined, the Company shall recalculate the Gross-Up Payment or reduction to be made pursuant to Section 8(a) or (b), and make any appropriate payment to you. The Company, at its cost, may, on your behalf, challenge any assessment or imposition of any such excise tax by the IRS, and you reasonably assist and cooperate with the Company, at the Company’s expense, with respect to any such challenge. Should you receive a refund of any excise tax previously paid, you shall repay to the Company the portion of any Gross-Up Payment made in respect of the Excise Tax so refunded you agree that you will with respect to the applicability of the Excise Tax, take a position consistent with that of the Company at all times.

9.

Return of Property. You agree that upon termination of your employment with the Company for any reason, you will immediately resign all officer and director positions you may have with the Company or any of its subsidiaries and affiliates. You further agree that you will as promptly as practicable deliver to the Company all documents, correspondence, memoranda, notes, records, reports, plans, designs, studies and any other papers or items made or received by you in connection with your employment with the Company (including without limitation documents prepared by you or which may have come into your possession in the course of your employment hereunder) that are reasonably necessary to the on-going functioning of the Company (whether or not constituting confidential information) or its subsidiaries and affiliates, and all computer equipment, disks and software, keys, credit cards, books and other property of the Company or its subsidiaries and affiliates then in your possession.

10.

Proprietary Information. You understand that your work with the Company will involve access to and creation of confidential (including trade secrets) and proprietary information of the Company and its subsidiaries and affiliates (collectively “Proprietary Information”) and recognize that it is in the legitimate business interest of the Company and its subsidiaries and affiliates to restrict your disclosure or use of Proprietary Information. You therefore agree that you will maintain the confidentiality of, and will never use or disclose, or authorize any other person or entity to use or disclose, any Proprietary Information, other than in connection with your employment as necessary to further the business objectives of the Company or its subsidiaries and affiliates or as may be required by law or legal process or as may be required for you to enforce your rights under this Letter Agreement or as a stockholder of PGL. The term Proprietary Information includes, by way of example and without limitation, matters of a technical nature, such as software design and specifications, financial models, scientific, trade and engineering secrets, “know-how”, formulas, secret processes, drawings, works of authorship, machines, inventions, computer programs (including documentation of such programs), services, materials, patent applications, new product plans, other plans, technical information, technical improvements, manufacturing techniques, specifications, manufacturing and test data, progress reports and research projects, and matters of a business nature, such as business plans, prospects, financial information, proprietary information about costs, profits, markets, sales, lists of customers and suppliers of the Company and its subsidiaries and affiliates, the management, operation and planning of the Company and its subsidiaries and affiliates, procurement and promotional information, credit and financial data concerning customers or suppliers of the Company and its subsidiaries and affiliates, and other information of a similar nature to the extent not available to the public, and plans for future development, but does not include any information that has been publicly disclosed or was known to you prior to accepting employment with the Company.

11.

Innovations. You agree to promptly and fully disclose to the Company all ideas, inventions, discoveries, creations, designs, materials, works of authorship, trademarks, and other technology and rights (and any related improvements or modifications thereof), whether patentable or not, copyrightable or not, or otherwise protectable or not under any form of legal protection afforded to intellectual property (collectively, “Innovations”), relating to any activities of the Company and its subsidiaries and affiliates, conceived or developed by you alone or with others during the Employment Period or any prior term of employment with the Company or its subsidiaries and affiliates, whether or not conceived during regular business hours. Such Innovations shall be the sole property of the Company. To the extent possible, such Innovations shall each be considered a Work Made For Hire by you for the Company within the meaning of the U.S. Copyright Act. To the extent such Innovations may not be considered such a Work Made For Hire, you hereby assign to the Company, without additional consideration, any right, title, or interest you may now have in such Innovations, and going forward, you agree to automatically assign to the Company at the time of creation of the Innovations, without additional consideration, any right, title, or interest you may have in such Innovations. You will (whether during or after your employment with the Company) execute such written instruments and do other such acts as may be necessary in the reasonable opinion of the Company to obtain a patent, register a copyright, or otherwise protect or enforce the Company’s rights in such Innovations. You agree to assist the Company in obtaining or maintaining for itself at its own expense United States and foreign patents, copyrights, trade secret protection or other protection of any and all Innovations.

12.

Competing Businesses. You agree that, in consideration of the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, during the Employment Period and, if your employment is terminated under circumstances described in Section 7(c), for a period of 12 months thereafter, you will not directly or indirectly, on your own behalf or as a partner, officer, director, employee, agent, consultant or stockholder (other than as the holder of 1% or less of the voting capital stock of any corporation with a class of equity securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended) engage in or render services to any person or entity engaged in the development or sale of financial products related to credit enhancement, or that is a dealer with respect to such products, where your activities will relate to financial products offered by the

Company or one of its subsidiaries or affiliates at the time of your termination of employment (“Competitive Activities”). In the event of a termination of your employment other than pursuant to Section 7(c), the Company may elect, by providing you written notice within 10 days of such termination, to provide you with a payment equal to 2.5 times your Base Salary, payable in accordance with the Company’s normal payroll practices over the one year period following your termination of employment in, and exchange therefore you agree not to engage in Competitive Activities during such one year period. The Company may, at any time during such one-year period, cease making such payments, at which time you will be relieved of your obligation not to engage in Competitive Activities. The period following your termination of employment during which this Section 12 applies is referred to as the “Restricted Period”. If, in any judicial proceeding, a court shall refuse to enforce this covenant because the time limit is too long or because it is more extensive than necessary to protect the business and goodwill of the Company, it is understood and agreed between the parties that for purposes of such proceeding such time limitation and areas of enforcement shall be reformed to the extent necessary to permit enforcement of such covenant.

13.

Business Relationships. You acknowledge that the relationships of the Company and its subsidiaries and affiliates with their employees, customers and vendors are valuable business assets. You agree that, during the Employment Period and during the Restricted Period, you will not directly or indirectly (for yourself or for any third party) divert or attempt to divert from the Company or its subsidiaries and affiliates any business, employee, customer or vendor, through solicitation or otherwise. Further, you agree not to make any disparaging remarks or comments with respect to the Company and its subsidiaries and affiliates.

14.

Nondisparagement. You agree that you will not issue any communication or statement that disparages the Company or any of its subsidiaries and affiliates, except if testifying truthfully under oath pursuant to subpoena or other legal process or otherwise responding to or providing disclosures required by law in connection with an investigation by a governmental or law enforcement agency. The Company will not, and will use reasonable efforts to cause its senior executive officers to not, issue any communication or statement that disparages you, except if testifying truthfully under oath pursuant to subpoena or other legal process or otherwise responding to or providing disclosure required by law in connection with an investigation by a governmental or law enforcement agency. Notwithstanding the foregoing, nothing in this Section 14 shall be construed so as to preclude the Company or any of its subsidiaries and affiliates from fairly and accurately discussing, reporting or communicating, orally or in written form, concerning the performance of the business of the Company or any of its subsidiaries and affiliates during your employment.

15.

Enforcement. You agree that: (i) the covenants set forth in Sections 9 through 13 are reasonable in all respects, including, where applicable, geographical and temporal scope, and (ii) the Company would not have entered into this Letter Agreement but for your covenants contained therein, and (iii) the covenants contained therein have been made in order to induce the Company to enter into this Letter Agreement. If, at the time of enforcement of Sections 9 through 13, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. You recognize and affirm that in the event of your breach of any provision of Sections 9 through 13, money damages would be inadequate and the Company would have no adequate remedy at law. Accordingly, you agree that in the event of a breach or a threatened breach by you of any of the provisions of Sections 9 through 13, the Company, in addition and supplementary to other rights and remedies granted by law existing in its favor (including recovery of damages and costs (including reasonable attorneys’ fees)), may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security).

16.

Indemnification. To the fullest extent permitted by law, the Company will indemnify you and hold you harmless from all claims arising from any action taken by you, or your failure to act, within the scope of your authority as an officer or director of the Company and/or its subsidiaries and affiliates, unless the action or omission is fraudulent or constitutes willful misconduct or gross negligence. You shall also be covered under any directors & officers liability insurance policy secured by the Company.

17.

Withholding. The Company shall have the right to withhold from any amount payable hereunder an amount necessary in order for the Company to satisfy any withholding tax obligation it may have under applicable law.

18.

Legal Fees. The Company agrees to reimburse you for your legal fees incurred in connection with the negotiation and review of this Letter Agreement, up to a maximum of $20,000, upon the presentation to the Company by you of appropriate substantiation of such fees.

19.

No Conflicts; Proper Authorization. You represent and warrant to the Company that your acceptance of continued employment and the performance of your duties for the Company will not conflict with or result in a violation or breach of, or constitute a default under any contract, agreement or understanding to which you are or were a party or of which you are aware and that there are no restrictions, covenants, agreements or limitations on your right or ability to enter into and perform the terms of this Letter Agreement. The Company represents and warrants to you that the terms of this Letter Agreement have been fully authorized and approved by the Board of Directors of the Company.

20.

Governing Law. The terms of this Letter Agreement and any action arising thereunder, shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

21.

Dispute Resolution. Except for any claims or controversy relating to the enforcement of the restrictive covenants set forth in Sections 9 through 14 which may be brought in any court of competent jurisdiction, any other disputes arising out of this Letter Agreement, including claims of violations of federal or state discrimination statutes or public policy, shall be resolved pursuant to binding arbitration before a panel of three arbitrators serving under the Commercial Arbitration Rules of the American Arbitration Association (“AAA”). In event of a dispute, a written request for arbitration shall be submitted to the New York, New York office of the AAA. The award of the arbitrators shall be final and binding and judgment upon the award may be entered in any court having jurisdiction thereof. Except as otherwise provided above, this procedure shall be the exclusive means of settling any disputes that may arise under this Letter Agreement. All fees and expenses of the arbitrators and all other expenses of the arbitration, except for attorneys’ fees and witness expenses, shall be shared equally by you and the Company. Each party shall bear its own witness expenses and attorneys fees, provided, however, the Company will reimburse you for your legal fees in connection with any such dispute where you are found to be the prevailing party by the arbitrator and/or court.

22.

Entire Agreement. This Letter Agreement supersedes all previous and contemporaneous communications, agreements and understandings, whether oral or written, between you, on the one hand, and the Company, PGL or any of their subsidiaries and affiliates or predecessors, on the other hand (including the employment letter between you and Primus Corporate Services Inc., dated March 12, 2002 and the employment letter between you and the Company, dated August 16, 2004), and constitutes the sole and entire agreement between you and the Company pertaining to the subject matter hereof.

23.	Survival. You acknowledge that the provisions of Sections 9 through 14, 20 and 21 shall survive termination of this Letter Agreement upon expiration of the Term.
24.

Counterparts. This Letter Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party.

25.

Notices. Any notice, request, or instruction to be given hereunder shall be in writing and shall be deemed given when personally delivered or three days after being sent by United States certified mail, postage prepaid, with return receipt requested to, the parties at their respective addresses set forth below:

To the Company:

Primus Guaranty, Ltd.

360 Madison Avenue

23rd Floor

New York, NY 10017

To you:

Mr. Thomas W. Jasper

26.	Opportunity to Consult with Counsel. You acknowledge and affirm that you have had the opportunity to consult with an attorney prior to signing this Letter Agreement.

If the foregoing is acceptable to you, kindly sign and return to me one copy of this Letter Agreement, and this Letter Agreement shall constitute a binding agreement between you and the Company.

Sincerely yours,
Primus Asset Management, Inc
By:	/s/ Richard Claiden
Name: Richard Claiden
Title: Chief Financial Officer

AGREED TO AND ACCEPTED:
/s/ Thomas W. Jasper
Thomas W. Jasper